

May 24, 2024

Hok C Chan
Chief Executive Officer
Toppoint Holdings Inc.
1250 Kenas Road
North Wales, PA 19454

      Re: Toppoint Holdings Inc.
          Amendment No. 1 to
          Draft Registration Statement on Form S-1
          Submitted May 13, 2024
          CIK No. 0001960847

Dear Hok C Chan:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1, 2024 letter.

Draft Registration Statement on Form S-1

Risk Factors
Operational and Industry Risks
If our independent contractor drivers are deemed by regulators or judicial process to be employees..., page 13

1.   Please update this risk factor to discuss any risks to your business from the U.S. Department of Labor rule, effective March 11, 2024, entitled "Employee or Independent Contractor Classification Under the Fair Labor Standards Act." We note that this rule on determining independent contractor status outlines six factors to be analyzed in a totality of circumstances test.

Please also update your "Regulation" section on page 49 to specifically discuss this rule effective March 11, 2024.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

2. You disclose that revenue for the years ended December 31, 2023 and 2022 was $18,035,532 and $21,485,791, respectively, representing a decrease of 16%. You disclose on page 34 that the revenue decline in 2023 was mainly due to an "industry-wide decrease in scrap paper export volume." In terms of the industry-wide decrease in scrap paper export volume, we note industry-wide changes since China in 2021 enacted a ban on all materials it classifies as "solid waste," including recovered fiber. While other nations have emerged as top export markets as of 2023, overall volumes appear down. Data from the U.S. Census Bureau on international trade in goods and services provides that U.S. export volume in 2023 were down around 17% year over year, and appear the lowest single-year amount shipped out of the country since 2004, and also the third consecutive year of declining export volume. In the first quarter of 2024, we note further that the U.S. Census Bureau published March export data on May 2, showing that U.S companies exports were down around 17% from the first quarter of 2023, and appears the lowest volume of recovered fiber exported during the first quarter since 2002. To the extent material, discuss any known trends or uncertainties related to the industry-wide decrease in scrap paper export volumes that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Results of Operations, Comparison of Years Ended December 31, 2023 and 2022, page 34

3. Please define the term outside trucks that is disclosed under the heading Revenue. Distinguish how outside trucks may differ from independent contract drivers.

4. We note you disclose under the Revenue heading that, despite a downturn in wastepaper exports, revenues from Waste Metal, Import, and Others verticals experienced growth in 2023. To the extent there are material changes in revenues from these verticals, describe the extent to which changes are attributable to changes in prices or in the volume of amount of services being sold. See Item 303(b)(2)(iii) of Regulation S-K.

5. Costs of revenue represents approximately 77% of revenue for the year ended December 31, 2022 and approximately 85% of revenue for the year ended December 31, 2023. Disclose the significant components of costs of revenue that contributed to the material change in the relationship between costs of revenue and revenue. See Item 303(b)(2) of Regulation S-K.

6. On a similar note, expand your disclosures to describe the underlying reasons for material changes in selling expenses and general and administrative expenses between reporting periods. Refer to Item 303(b) of Regulation S-K.

Operating Performance Indicator, page 35

7.   We note you disclose the number of completed loads or NLC's in total and for the wastepaper vertical. We also note on page 34 you also disclose an additional 476 loads occurred during 2023 in the metal recycling export market. Please revise the table on this page to provide disaggregation of the NLC's according to all of the vertical business categories disclosed at page 33, as applicable. Additionally, expand your disclosures to address the factors causing underlying the variation in NLCs between reporting periods by vertical business category.

Summary of Cash Flow, page 35

8.   Disclose the reasons for variation in your cash flows by providing a qualitative discussion of the underlying factors causing the variances. Note that references to results, working capital and noncash items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Refer to Item 303(b) of Regulation S-K, the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance, and section 501.04 of our Codification of Financial Reporting Releases regarding quantification of variance factors.

Recent Accounting Pronouncements, page 37

9.   We note you disclose ASU 2016-13 is effective for the annual period beginning after December 31, 2022, including interim periods within the fiscal year, and is currently being evaluated. Please revise disclosures for the adoption of the change in accounting principle and disclose the impact of the adoption, as necessary.

Industry
Waste Paper Export, page 39

10.   We note your disclosure of recovered paper exports in 2021, including the increase in recovered paper exports at average annual rate of approximately 1.2% over the period of 2007-2021, with China being the largest recovered paper importing market. Please update the recovered paper exports for information at least through 2023. In this regard, we note that in 2021 the Chinese Ministry of Ecology and Environment enacted a ban on all materials it classifies as "solid waste," including recovered fiber. After this change, we note that largest recovered paper export markets have changed, with India and Thailand emerging as the top export markets in 2023. In 2023, we also note that U.S. export volumes were down around 17% year over year, and also appears the lowest single-year amount shipped out of the country since 2004, and the third consecutive year of declining export volume. In the first quarter of 2024, we note further that the U.S. Census Bureau published March export data on May 2, showing that U.S companies exports were down around 17% from the first quarter of 2023, which appears the lowest volume of recovered fiber exported during the first quarter since 2002.

Please also update disclosure under your Scrap Metal Export and Wood Products Export businesses to at least through 2023.

Management, page 50

11. Please revise your disclosure to include all positions and directorships held by each officer and director of the Company over the previous five years, as well as the term of service at each position. For example, please include when Mr. He became executive director and Chief Executive Officer of Link Holdings Limited. See Item 401(e)(1) of Regulation S-K.

Note 2 Summary of Significant Accounting Policies
Revenue Recognition, page F-8

12. We note your revised disclosure in response to comment 17 in our letter dated March 1, 2024, which does not adequately support your basis in accounting for the recognition of revenue at a point in time rather than over time. Generally, transportation service revenue will be recognized over time as it is typically concluded that the customer simultaneously receives and consumes the benefits provided from transportation services. Please provide an analysis of your consideration of the guidance at ASC 606-10-25-27, 606-10-55-5 and 55-6. In your response, it may be helpful to use the flow points identified in the chart of operational flow presented on page 44 to address the term of the services provided and the average length of time between the flow points. For example, you state the point at which revenue is recognized and the performance obligation has been met is when the goods are picked up at the customers location. However, according to the chart on page 44, it appears you coordinate and provide transportation from pick up at the customer location through the loading of containers onto ships in port. Therefore, it remains unclear why transportation service revenue is recognized at a point in time.

13. Revise your accounting policy disclosures to distinguish between revenue generated from independent contractor drivers and brokerage services or outside trucks.

14. You present $862,841 in current deferred revenue as of December 31, 2023 and 2022. In your response, please provide us with a basis in accounting to support why you initially deferred the amount and why it remains unaffected for more than one year. Also tell us how you satisfy the disclosure requirements in ASC 606-10-50-13 and 14, as applicable.

Other Income, page F-9

15. Expand the disclosure provided in response to comment 16 in our letter dated March 1, 2024 to further describe the nature and types of income that do not "fall under the guidance of ASC 606." Your disclosures should be sufficient to explain why these amounts have been categorized as other income and whether they are expected to be one-time or recurring amounts.

Note 5 Leases, page F-11

16.   On page 50 you disclose that you enter into lease agreements with each of the independently contracted truck owner operators. Please tell us how you determined these arrangements are or contain a lease and your consideration of the guidance in Subtopic 842-10-15. In doing so, also tell us your consideration of the election to apply recognition requirements for short term leases at ASC 842-20-25-2 and the disclosure requirements at 842-20-50-8, as applicable.

17.   We note the $433,574 early termination charge recorded in fiscal year 2023 relates to the termination of two automobile operating leases. Such amount has been categorized as non-cash rent expense in the statement of cash flows. Please clarify the characterization of this amount in the statement of cash flows and why it has been recognized as non-cash.

18.   Expand your disclosures to further describe the nature of the underlying assets subject to the operating leases outstanding as of each reporting period. Your disclosures currently state that the amount as of December 31, 2022 relates to three automobiles used for promotional services, of which two leases were terminated during fiscal year 2023. Explain how the one remaining automobile lease used for promotional services equates to a right of use asset with carrying amount of $843,699. Furthermore, please support the basis for the 25% discount rate associated with the operating leases. Refer to ASC 842-20-30-2 through 30-4.

Note 7 Income Taxes, page F-12

19.   Expand your disclosure to describe the nature of the 10.63% adjustment in the reconciliation of the statutory tax rate labeled as "other".

Exhibits

20.   We note your response to prior comment 13 that you have entered into a Rescission Agreement with 4 John Trucking, pursuant to which the Company and 4 John Trucking agreed to rescind, *ab initio*, the transfer of 750,000 shares from Mr. Hok C. Chan to Mr. John Feliciano III, as contemplated in the Services Agreement dated January 1, 2023. Please provide this agreement as an Exhibit under Item 601(b)(10) of Regulation S-K, or explain why the exhibit need not be filed.

Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Louis Bevilacqua